FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

, 16 Stanley Street, Central, Hong Kong.
利街十六號騏利大廈九樓
827 4836 • E-mail: fw@fairwind.com.hk



05007555

Our Ref.: S/7911/94 LTO/kk

22 APR 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.



SEC MAIL PROCESSING
RECEIVED
APR 25 2005
WASH, D.C. 202 SECTION

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

SUPPL

Dear Sirs,

We are instructed to enclose herewith the following documents pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company"):-

(1) copy of announcement of final results for the year ended 31/12/2004;
(2) copy of announcement of unaudited financial results by a subsidiary;
(3) copy of notice of annual general meeting;
(4) a printed copy of 2004 annual report;
(5) a printed copy of circular dated 21 April 2005; and
(6) a printed copy of the proxy form.

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

PROCESSED
MAY 04 2005
THOMSON
FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk



SEC MAIL
RECEIVED
PROCESSING
APR 25 2005
WASH, D.C.
202
SECTION

22 APR 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith the following documents pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company"):-

(1) copy of announcement of final results for the year ended 31/12/2004;
(2) copy of announcement of unaudited financial results by a subsidiary;
(3) copy of notice of annual general meeting;
(4) a printed copy of 2004 annual report;
(5) a printed copy of circular dated 21 April 2005; and
(6) a printed copy of the proxy form.

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2005
WASH, DC
202
SECTION



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code : 291)

Announcement of unaudited financial results by a subsidiary – China Resources Jinhua Co., Ltd.

On 20th April, 2005, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial results of CR Jinhua for the three months ended 31st March, 2005 which will be published in the newspapers in the PRC on 21st April, 2005. The unaudited financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the three months ended 31st March, 2005. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 20th April, 2005, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of the Company, has reviewed and approved the unaudited financial results of CR Jinhua for the three months ended 31st March, 2005 which will be published in the newspapers in the PRC on 21st April, 2005.

China Resources Jinhua Co., Ltd.

Summary of the unaudited consolidated profit and loss account for the three months ended 31st March, 2005:

	From 1st January, 2005 to 31st March, 2005		**From 1st January, 2004 to 31st March, 2004**	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	180,498	170,121	127,083	119,777
Profit before income tax	7,038	6,633	2,561	2,414
Income tax	(282)	(266)	(1,161)	(1,094)
Profit after income tax	6,756	6,367	1,400	1,320
Minority interests	(3,740)	(3,525)	(1,151)	(1,085)
Profit attributable to shareholders	3,016	2,842	249	235

Note: The above unaudited financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB1.061

General

Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51.0%. The unaudited results of CR Jinhua for the three months ended 31st March, 2005 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By order of the Board
China Resources Enterprise, Limited
Keung Chi Wang, Ralph
Deputy Managing Director

Hong Kong, 20th April, 2005.

As at that date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.



華潤創業有限公司
China Resources Enterprise, Limited


SEC MAIL
RECEIVED
PROCESSING
APR 2 5 2005
WASH, D.C.
202
SECTION

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

- **Record turnover of HK$47.1 billion, 36% higher from 2003**
- **Profit attributable to shareholders grew by 10% to HK$1.603 billion**
- **Final dividend of HK16¢ per share recommended, bringing the full year cash dividend to HK27¢ per share, a 13% increase from last year**

Financial Highlights

	2004 HK$'000	2003 HK$'000
Turnover	47,078,103	34,655,172
Profit from operations	2,112,172	1,536,904
Share of results of associates	495,290	484,686
Profit attributable to shareholders	1,603,249	1,455,177
Earnings per share	HK$0.76	HK$0.70
Dividend per share		
— interim	HK$0.11	HK$0.10
— final	HK$0.16	HK$0.14
	HK$0.27	HK$0.24

	At 31 December 2004 HK$'000	At 31 December 2003 HK$'000
Shareholders' funds	15,781,568	13,442,534
Minority interests	4,811,653	3,858,801
Consolidated net borrowings	4,980,613	2,856,490
Gearing ratio	24.19%	16.51%
Current ratio	1.26	1.29
Net assets per share:		
Book value	HK$7.43	HK$6.43

	Turnover		Profit Attributable to Shareholders	
	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000
Analysis of Turnover and Profit				
Petroleum and Chemical Distribution	18,680,861	12,565,348	524,520	424,068
Retail	13,898,114	9,827,128	82,980	(98,763)
Food Processing and Distribution	5,433,955	4,801,464	396,162	339,906
Beverage	5,079,388	3,950,167	112,956	98,162
Textile	3,851,037	3,201,798	6,530	165,891
Property	306,997	279,876	311,474	278,686
Investments and Others	—	180,069	319,806	367,587
Subtotal	47,250,352	34,805,850	1,754,428	1,575,537
Elimination of inter-segment transactions	(172,249)	(150,678)	—	—
Net corporate interest and expenses	—	—	(151,179)	(120,360)
Total	47,078,103	34,655,172	1,603,249	1,455,177

	At 31 December 2004	At 31 December 2003
	HK$'000	*HK$'000*
Shareholders' funds	**15,781,568**	13,442,534
Minority interests	**4,811,653**	3,858,801
Consolidated net borrowings	**4,980,613**	2,856,490
Gearing ratio	**24.19%**	16.51%
Current ratio	**1.26**	1.29
Net assets per share:		
Book value	**HK$7.43**	HK$6.43

Investments and Others	—	180,069	319	
Subtotal	**47,250,352**	34,805,850	**1,754,428**	1,575,537
Elimination of inter-segment transactions	**(172,249)**	(150,678)	—	—
Net corporate interest and expenses	—	—	**(151,179)**	(120,360)
Total	**47,078,103**	34,655,172	**1,603,249**	1,455,177

CHAIRMAN'S STATEMENT

FINAL RESULTS

Against a broadly steady operating environment, the Group reported solid performance in 2004. Consolidated turnover for the year ended 31 December 2004 rose 35.8% over 2003 to a record HK$47,078.1million. Profit attributable to shareholders was HK$1,603.2million, 10.2% higher than in the previous year. Earnings per share, on a weighted average basis, was HK$0.76 compared to HK$0.70 in 2003.

DIVIDENDS

The Board recommends a final dividend of HK$0.16 per share for 2004 (2003: HK$0.14 per share) payable on or about 17 June 2005 to shareholders whose names appear on the Register of Members of the Company on 30 May 2005. Together with the interim dividend of HK$0.11 per share, the total distribution for 2004 will amount to HK$0.27 per share (2003: HK$0.24 per share). This represents 13% growth over 2003, excluding the payment of a special interim dividend of shares in China Resources Cement Holdings Limited by way of a distribution in specie in July 2003.

CLOSURE OF REGISTER

The Register of Members will be closed from 30 May 2005 to 2 June 2005, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of Ground floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 27 May 2005.

STRATEGY IMPLEMENTATION

Corporate strategy

To lead corporate development and to capitalize on the booming consumer market in the Chinese Mainland, the Group is adopting a unique retail-led distribution model. Over the past several years, the Group has been restructuring its non-core businesses so as to shift its focus to the core consumer businesses. In 2003, the Group successfully reorganized the concrete business and distributed the interest to our shareholders in the form of a dividend in specie. We also sold our interest in the *aviation fuel facility at the Hong Kong International Airport* held through a jointly controlled entity. In 2004, our equity interest in Qingdao Qirun Petrochemical Co., Ltd, which owns and operates some oil storage facilities in Qingdao, was also disposed.

At the same time, the Group has been investing in the core consumer businesses. For the year ended 31 December 2004, the Group incurred HK$4,989 million on capital expenditure, a double from 2003, with a majority on retail, beverage and food businesses. By allocating more resources to the core businesses and divesting from the non-core businesses, this will derive higher value for our shareholders.

The Group has accelerated its investments in the Chinese Mainland as planned. For the year under review, about 51.1% of turnover and 44.7% of profit before tax was from the mainland, compared with 47.5% and 25.8% respectively in the year ended 31 December 2003.

On the other hand, satisfactory progress has been made in the implementation of the retail-led distribution strategy, though it is still at an early stage. The Group's food, beverage and textile operations have started to form part of the supply chain for our supermarket business. In particular, the food operation, which has a long history of supplying fresh meat, vegetables, rice and other food products to our supermarkets in Hong Kong, is their largest supplier. Our Chinese medicine store chain, CR Care, has also started to operate its counters in our supermarket stores.

Business strategy

The Group has put a heavy emphasis on branding and last year was particularly momentous. In July 2004, our brewery operation started a new advertising campaign on "Snow" targeting the new generation. "Snow" is being marketed as the brand *associating with "life's progression"* and, hence, linking with the joy and achievements as one grows up. With this sentimental attachment, it is expected to further differentiate the brand positioning of "Snow". In addition, in October 2004 the beer investment holding company, China Resources Breweries Ltd., was renamed as China Resources Snow Breweries Ltd. to create an integrated identification of the national brand "Snow" with the company name.

The supermarket operation has also embarked on a re-branding exercise since the beginning of this year for the supermarkets in Hong Kong with a new logo design consistent with that adopted in the Chinese Mainland. Coupled with internal renovation and increase in fresh food proportion, the customer base is expected to become broader. In the Chinese Mainland, two private labels, "Premium Plus" and "簡約組合" were introduced in the second half of last year, mainly in the hypermarkets and superstores in the southern region. At the end of last year, there were about 62 SKUs in these two private labels mainly in paper products, cleansing products, laundry and other health and beauty care products. The initial sales results were encouraging.

The supermarket operation has an ongoing re-modeling exercise so as to improve the core competence of its store formats. Last year, strenuous efforts were put in modeling superstore, and the new superstores opened in southern and northern China reported very satisfactory performance. This year, the Group will test a new format called Olé, which is a higher-end lifestyle concept specialty store targeting the upscale consumers. Merchandise will be fashionable, value-oriented and concentrate on apparel, household and food. There will also be a higher proportion of private labels.

Apart from branding, other business strategies have also been implemented at different levels. Our supermarket operation is consolidating its shareholdings in the non-wholly owned subsidiaries to develop a more efficient supply chain and enable further cost savings. Taking advantage of the tightening measures to slow down the mainland economy, the supermarket operation is also prudently purchasing some existing store properties as their rental and capital value are expected to rise steadily in the long term. In addition, our food distribution business has entered the Chinese Mainland meat market with a target on the major cities. The technology upgrade program of our textile business will enhance our operational efficiency and increase the proportion of high end products, boosting the overall margins. Our petroleum and chemical distribution business, though falls outside the core business model, is also looking for growth opportunities in the piped gas market.

OPERATING ENVIRONMENT

The Group operates in a competitive yet fast growing environment. Retail sales in the Chinese Mainland grew 13.3% in 2004 to about RMB5,400 billion and market consolidation had accelerated. The top 30 retailers constituted approximately 7.1% of the total retail sales, compared with 5.7% in 2003. Among the total sales of RMB385 billion generated by the top 30 retailers, supermarket operators represented around 53%, reflecting the continued rapid development of this modern format of shopping. Based on the 2004 Ranking of 30 Largest PRC Retail Chain Enterprises (二零零四年全國前三十家商業連鎖企業) compiled by the Ministry of Commerce of the PRC, the Group's supermarket operation ranked second among the local supermarket operators in turnover.

Total production volume of the mainland brewery market also increased by about 15% last year to 28.8 million kilolitres. This is the largest increase in the past ten years. In 2004, the top three players accounted for approximately 33% of the market, compared with about 19% in 2000. The Group's brewery operation enjoyed a market share of about 11% last year.

In 2004, the production of cotton yarns and fabrics in the Chinese Mainland increased by 18% and 22% respectively over the previous year. Our yarns and fabrics production increased by 34% and 0.6% respectively over the same period. Technology upgrade and product mix adjustment have caused some disruption in the production of fabrics in Shandong province.

There has been a stable growth in the mainland meat industry, with an average annual increase of approximately 6% in consumption. Pork consumption per capita in China is still very low on international scale. Improving living standards and rising household income in China will boost pork consumption and narrow the gap with more developed countries.

The Hong Kong economy continued to improve last year following a recovery towards the end of 2003. Retail sales increased by 10.8% alongside strong consumer confidence and buoyant tourism. Supermarket sales and department store sales increased by 3.0% and 12.3% respectively in 2004 over the previous year. For livestock consumption, locally produced and imported live pigs and cattle amounted to about 2,248,000 heads and 47,700 heads respectively in 2004. This represents respective growth of 4% and 5% over 2003.



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CORPORATE GOVERNANCE

The Group strongly believes that good corporate governance practices together with fair disclosure is essential to enhance its accountability to shareholders. It has been one of the Group's corporate objectives to maintain a good and solid corporate governance framework.

In November 2004, the Hong Kong Stock Exchange published the conclusions on the exposure of draft Code on Corporate Governance Practices and Corporate Governance Report. The Code on Corporate Governance Practices ("CG Code") will become effective for accounting periods commencing on or after 1 January 2005 (save for the internal control section which will be implemented for accounting periods commencing 1 July 2005). As part of the Group's determination to enhance its corporate governance standard, the Board has, on its own initiative, compiled the Group's first corporate governance report on its corporate governance practices for 2004 with reference to the CG Code for inclusion in this annual report. The voluntary inclusion of the corporate governance report serves as an example of the Group's continuous commitment to enhance its transparency.

Since November 2002, the Group has been voluntarily producing quarterly financial and operational review. We are the first conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange making it a recommended best practice for main board issuers. During 2004, the definitions of connected transactions and parties were amended under the revised listing rules. To ensure that managers of the Group have an in-depth understanding of the new rules, disclosure requirements and the impact on inter-company transactions, an intensive workshop was organized in September last year.

The Group's continuous effort to improve its corporate governance standard has been recognised by the investment community. In 2004, the Group was rated one of the "Best Managed Companies" in China by FinanceAsia Magazine in its April issue. On a Corporate Governance poll conducted by Euromoney Magazine in September 2004, the Group ranked the first among conglomerates and the sixth among companies in the emerging markets. In addition, the Group was named one of most committed companies to strengthening internal controls and risk management at a "Best Managed Companies" poll organized by Asiamoney Magazine in its December 2004/January 2005 issue. The Group was also placed in the first quartile according to the Hong Kong Institute of Directors Corporate Governance Scorecard based on five major criteria of best corporate governance practice.

The Group will continue to review the adequacy and effectiveness of its corporate governance practices from time to time, with reference to the prevailing regulatory requirements and international standards.

INTERNAL CONTROL

The Group's internal controls system plays a key role in the management of risks that are significant to the fulfillment of business objectives. The Group's internal controls system has been designed to safeguarding shareholders' investments, protecting the Group's assets and assuring against material financial misstatements. The Board has the overall responsibility for maintaining an adequate system of internal controls and conducting regular review of its effectiveness through the Audit Committee.

Based on the assessment for the twelve months ended 31 December 2004, the Board has reviewed and is satisfied with the effectiveness of Group's risk management function and internal controls system. The Board is satisfied that the internal controls system is designed to provide reasonable assurance that business risks attributable to the Group are identified and monitored, assets are safeguarded against unauthorized use or disposition, proper accounting records are maintained and financial statements are adequate and appropriate under the current environment.

SOCIAL RESPONSIBILITY

In addition to its responsibility to its shareholders, the Group believes that it also bears social responsibility for the wider community. Last year, we participated in a number of sponsorships and charity events, including a charity sales campaign (愛心傳城義賣大行動), jointly held with the Agency for Volunteer Service, where over ten thousand packs of staples were given out to the elderly and the under-privileged. The Group also aided the UNICEF in their Tsunami relief efforts in early January 2005. Moreover, to promote and facilitate scholars in the field of Chinese management research, the Group was the main sponsor at the International Association for Chinese Management Research Inaugural Conference in June 2004. At the same time, we also shared our management experience as a leading conglomerate with the Hong Kong Society of Financial Analysts and at a seminar of the EMBA programme by the Chinese University of Hong Kong.

INVESTOR RELATIONS

The Group recognizes the importance of the views and perception of its investors and the market as a whole. In April 2004, the Group, with the participation of our supermarket management, completed a global non-deal roadshow to meet investors in Europe, the United States and Asia. During 2004, top management along with senior management of different business units met with around 400 fund managers and 145 analysts via one-on-one meetings, visits to our operations as well as conferences arranged by financial institutions.

While investors were able to keep a good track of our business development, we also found the experience rewarding. The Group's commitment in maintaining an open dialogue with investors was recognized by the FinanceAsia Magazine in its April 2004 issue in which our executive director responsible for IR was also rated the Best IR Representative for China.

PROSPECTS

The change in chairmanship last year is an internal appointment and will further the Group's determination to become a leading consumer company in the region. Now, we have the same dedicated management team with even larger commitment to succeed. Mr. Chen Shulin, the Group's new Managing Director, has been with the Group for many years, and I am confident that he will continue to strengthen our position and lead the Group for further growth.

Restrictions on foreign investment in retailing were removed on 11 December 2004 and competition is expected to step up. Supermarket operators will be repositioned to distinguish themselves from the competition. For our supermarket operation, there was a major improvement in profitability last year following the introduction of various measures to optimize and rationalize the business. The target this year is to further boost competitiveness through format re-modeling, development of private labels and operational efficiency enhancement. Together with the favorable market environment in Hong Kong and a revived brand-fashion distribution business in the Chinese Mainland after terminating distribution of some low profitability brands, the Group is optimistic that its retail business would continue to show improvement.

The mainland beer market has grown rapidly over the last two decades and now the benefits of market consolidation are gradually being realized. The Group entered the beer market early and has built up leading market share in many of its operating districts. The Group will continue to strengthen its existing presence in the North Eastern, Northern, South Western, Central and Eastern region of the Chinese Mainland. Expansion into the Southern region will be cautious by constructing a new brewery in Dongguan, which will be operational in early 2006. The growth of "Snow", our national brand for beer, has been encouraging, being one of the fastest growing brands in the mainland. Rising raw material costs is potentially a challenge but the impact should be mitigated by the increase in beer prices, which already started last year.

Our food processing and distribution operation will continue to exploit the opportunities in the Chinese Mainland meat market following the investment in the two meat processing projects in Shanghai and Shenzhen. China's consumption of livestock is expected to continue rising. In recent years, public awareness of food safety has become more acute and slaughtering in registered slaughterhouses designated by the government has been promulgated, further opening opportunities for our food division. With the efficiency improvement under our technology upgrade program and more stable cotton prices, the Group is positive about the long term prospects of the textile operation. The petroleum and chemical distribution business performed well last year amidst volatile world oil prices. Sound hedging and inventory control practices will remain to be emphasized.

Despite the macroeconomic policies to slow down the economy, which so far have been effective in easing the inflationary pressure and addressing market imbalances, Chinese Mainland's economic growth remains strong and vibrant. With rising incomes and changing lifestyle, its consumer market is in the infancy of development with plentiful opportunities. In Hong Kong, the economy has demonstrated a solid upturn since mid-2003 resulting from the recovery of the property market and an upsurge of consumer spending. Though economic growth is forecast to decline this year, steady job creation and further trade benefits from the second phase of Closer Economic Partnership Arrangement (CEPA II) are expected to sustain an upward growth trend.

Our core businesses, including supermarket, brewery, food and textile, are now among the leading players in the respective markets with deep industry expertise. The Group will continue to explore opportunities to expand and improve its profitability. With our established market presence, unique business model and strong financial position, the Group is poised for further growth.

APPRECIATION

On behalf of the Board of Directors, I would like to thank all our staff for their commitment and hard work throughout last year. Apart from that, I believe much of the thanks should go to Mr. Ning Gaoning, our former Chairman, who has made a lot of valuable contributions to the Group.

SONG LIN
Chairman

Hong Kong, 8 April 2005

usiness objectives. The Group's internal controls system has been designed to safeguarding shareholders' investments, rotecting the Group's assets and assuring against material financial misstatements. The Board has the overall responsibility or maintaining an adequate system of internal controls and conducting regular review of its effectiveness through the Audit ommittee.

ased on the assessment for the twelve months ended 31 December 2004, the Board has reviewed and is satisfied with the ffectiveness of Group's risk management function and internal controls system. The Board is satisfied that the internal ontrols system is designed to provide reasonable assurance that business risks attributable to the Group are identified and onitored, assets are safeguarded against unauthorized use or disposition, proper accounting records are maintained and nancial statements are adequate and appropriate under the current environment.

OCIAL RESPONSIBILITY

addition to its responsibility to its shareholders, the Group believes that it also bears social responsibility for the wider ommunity. Last year, we participated in a number of sponsorships and charity events, including a charity sales campaign 愛心傳城義賣大行動), jointly held with the Agency for Volunteer Service, where over ten thousand packs of staples were iven out to the elderly and the under-privileged. The Group also aided the UNICEF in their Tsunami relief efforts in early nuary 2005. Moreover, to promote and facilitate scholars in the field of Chinese management research, the Group was the ain sponsor at the International Association for Chinese Management Research Inaugural Conference in June 2004. At the me time, we also shared our management experience as a leading conglomerate with the Hong Kong Society of Financial nalysts and at a seminar of the EMBA programme by the Chinese University of Hong Kong.

Despite the macroeconomic policies to slow down the economy, which so far have been effective in easing the i pressure and addressing market imbalances, Chinese Mainland's economic growth remains strong and vibrant. V incomes and changing lifestyle, its consumer market is in the infancy of development with plentiful opportunitie Kong, the economy has demonstrated a solid upturn since mid-2003 resulting from the recovery of the property market and an upsurge of consumer spending. Though economic growth is forecast to decline this year, steady job creation and further trade benefits from the second phase of Closer Economic Partnership Arrangement (CEPA II) are expected to sustain an upward growth trend.

Our core businesses, including supermarket, brewery, food and textile, are now among the leading players in the respective markets with deep industry expertise. The Group will continue to explore opportunities to expand and improve its profitability. With our established market presence, unique business model and strong financial position, the Group is poised for further growth.

APPRECIATION

On behalf of the Board of Directors, I would like to thank all our staff for their commitment and hard work throughout last year. Apart from that, I believe much of the thanks should go to Mr. Ning Gaoning, our former Chairman, who has made a lot of valuable contributions to the Group.

SONG LIN
Chairman

Hong Kong, 8 April 2005

2004 RESULTS

he Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the audited consolidated sults of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004 as follows:

	Notes	2004 HK$'000	2003 HK$'000
urnover		**47,078,103**	34,655,172
ost of sales		**(39,317,104)**	(28,120,003)
ross profit		**7,760,999**	6,535,169
ther revenue	3	**903,229**	358,929
lling and distribution expenses		**(4,443,639)**	(3,642,407)
eneral and administrative expenses		**(2,108,417)**	(1,714,787)
ofit from operations	4	**2,112,172**	1,536,904
nance costs	5	**(295,464)**	(225,461)
are of results of a jointly controlled entity		**741**	184,938
are of results of associates		**495,290**	484,686
ofit before taxation		**2,312,739**	1,981,067
xation	6	**(370,544)**	(254,997)
ofit after taxation		**1,942,195**	1,726,070
inority interests		**(338,946)**	(270,893)
ofit attributable to shareholders		**1,603,249**	1,455,177
rnings per share	8		
Basic		**HK$0.76**	HK$0.70
Diluted		**HK$0.74**	HK$0.69

es:

Basis of Preparation

The financial statements for the year ended 31 December 2004 have been prepared in accordance with accounting principles generally accepted in Hong Kong.

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group is in the process of making an assessment of the impact of these new HKFRSs and has so far identified that the adoption of HKAS 40 will have significant effects as set out below:

HKAS 40 requires surpluses and deficits arising on the revaluation of investment properties to be reflected in the consolidated profit and loss account for the year rather than in the Group's property valuation reserve. The new HKFRSs also require deferred taxation to be calculated on these surpluses and deficits.

For the year ended 31 December 2004, the adoption of this treatment would have resulted in an increase in the Group's reported profit attributable to shareholders by approximately HK$0.8 billion representing a transfer from property valuation reserve to the consolidated profit and loss account during the year, net of deferred tax thereon.

The Group will be continuing with the assessment of the impact of the other new HKFRSs and other significant changes may be identified as a result.

2. **Segment information**

Segment information is presented in respect of the Group's primary business segment and secondary geographical segment in accordance with the Group's internal financial reporting.

Business segments

	Petroleum and Chemical Distribution HK$000	Retail HK$000	Food Processing and Distribution HK$000	Beverage HK$000	Textile HK$000	Property HK$000	Investments and Others HK$000	Elimination HK$000	Total HK$000
For the year ended 31 December 2004									
REVENUE									
External sales	18,680,861	13,849,316	5,352,494	5,070,535	3,851,037	273,860	—	—	47,078,103
Inter-segment sales	—	48,798	81,461	8,853	—	33,137	—	(172,249)	—
	18,680,861	13,898,114	5,433,955	5,079,388	3,851,037	306,997	—	(172,249)	47,078,103
Other revenue	300,191	111,849	123,891	48,945	227,835	12,089	403	—	825,203
	18,981,052	14,009,963	5,557,846	5,128,333	4,078,872	319,086	403	(172,249)	47,903,306
Segment result	615,851	207,680	488,793	426,458	83,310	299,739	(19,932)	—	2,101,899
Unallocated corporate expenses									(67,753)
Interest income									78,026
Profit from operations									2,112,172
Finance costs									(295,464)
Share of results of a jointly controlled entity	741	—	—	—	—	—	—	—	741
Share of net results of associates	7,731	(4)	42,609	—	2,604	—	309,008	—	361,948
Taxation									(237,202)
Profit after taxation									1,942,195



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

2. **Segment information (continued)**

Business segments (continued)

	Petroleum and Chemical Distribution HK$000	Retail HK$000	Food Processing and Distribution HK$000	Beverage HK$000	Textile HK$000	Property HK$000	Investments and Others HK$000	Elimination HK$000	Total HK$000
For the year ended 31 December 2003									
REVENUE									
External sales	12,565,348	9,778,516	4,744,654	3,950,167	3,201,798	234,620	180,069	—	34,655,172
Inter-segment sales	—	48,612	56,810	—	—	45,256	—	(150,678)	—
	12,565,348	9,827,128	4,801,464	3,950,167	3,201,798	279,876	180,069	(150,678)	34,655,172
Other revenue	25,040	85,369	48,499	58,711	66,552	5,186	811	—	290,168
	12,590,388	9,912,497	4,849,963	4,008,878	3,268,350	285,062	180,880	(150,678)	34,945,340
Segment Result	282,344	(75,690)	426,549	400,723	216,029	282,562	4,578	—	1,537,095
Unallocated corporate expenses									(68,952)
Interest income									68,761
Profit from operations									1,536,904
Finance costs									(225,461)
Share of results of a jointly controlled entity	184,938	—	—	—	—	—	—	—	184,938
Share of net results of associates	9,930	2,658	45,431	—	11,038	—	338,239	—	407,296
Taxation									(177,607)
Profit after taxation									1,726,070

Geographical segments

	2004 Turnover HK$'000	2004 Other revenue HK$'000	2004 Total HK$'000	2003 Turnover HK$'000	2003 Other revenue HK$'000	2003 Total HK$'000
Hong Kong	18,991,778	134,477	19,126,255	15,037,007	114,705	15,151,712
Chinese Mainland	24,036,614	673,394	24,710,008	16,463,349	168,713	16,632,062
Overseas	4,049,711	17,332	4,067,043	3,154,816	6,750	3,161,566
	47,078,103	825,203	47,903,306	34,655,172	290,168	34,945,340

3. **Other revenue**

	2004 HK$'000	2003 HK$'000
Other revenue includes the following:		
Dividend from unlisted other investments	4,357	8,507
Interest income	78,026	68,761
Profit on disposal of associates	326,181	1,220
Profit on disposal of fixed assets	164,516	20,137
Negative goodwill recognized	14,067	13,079
Surplus on revaluation of investment properties	41,668	11,573

4. **Profit from operations**

	2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging:		
Depreciation		
— Owned assets	1,136,610	973,630
— Assets held under finance leases	5,040	5,045
Amortisation of intangible assets		
— Goodwill (included in general and administrative expenses)	116,424	87,257
— Intangible assets other than goodwill	13,434	10,642

Finance Costs

6. **Taxation**

	Current taxation HK$'000	Deferred taxation HK$'000	2004 Total HK$'000	2003 Total HK$'000
Hong Kong				
Company and subsidiaries	141,084	(61,282)	79,802	100,479
Associates	128,431	—	128,431	55,741
Chinese Mainland				
Subsidiaries	187,143	(31,115)	156,028	67,743
Associates	4,911	—	4,911	21,649
Overseas				
Subsidiaries	1,372	—	1,372	9,385
	462,941	(92,397)	370,544	254,997

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. **Dividends**

	2004 HK$'000	2003 HK$'000
Additional final dividend paid for the previous year as a result of exercise of share options	233	—
Special dividend in specie of shares of a subsidiary	—	1,050,502
2004 interim dividend paid of HK$0.11 (2003: HK$0.10) per ordinary share	231,822	208,297
2004 proposed final dividend of HK$0.16 (2003: HK$0.14) per ordinary share	342,173	294,242
	574,228	1,553,041

At the meeting held on 8 April 2005 the directors proposed final dividend of HK$0.16 (2003: HK$0.14) per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting, is not recognised as a liability in these financial statements. The total dividends paid by the Company, including the final dividend for the year 2003, amounting to HK$526,297,000 (2003 : HK$1,529,252,000) are reflected in the current year financial statements.

8. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2004 HK$'000	2003 HK$'000
Earnings		
Profit attributable to shareholders for the purpose of calculating basic earnings per share	1,603,249	1,455,177
Interest saving on exercise of convertible bonds	73,066	70,484
Profit attributable to shareholders for the purpose of calculating diluted earnings per share	1,676,315	1,525,661

	2004	2003
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,104,438,057	2,082,171,453
Effect of dilutive potential ordinary shares:		
— Share options	39,769,143	12,896,662
— Convertible bonds	119,595,400	119,595,400
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,263,802,600	2,214,663,515

Other revenue includes the following:		
Dividend from unlisted other investments	4,357	8,507
Interest income	78,026	68,761
Profit on disposal of associates	326,181	1,220
Profit on disposal of fixed assets	164,516	20,137
Negative goodwill recognized	14,067	13,079
Surplus on revaluation of investment properties	41,668	11,573

4. **Profit from operations**

	2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging:		
Depreciation		
— Owned assets	1,136,610	973,630
— Assets held under finance leases	5,040	5,045
Amortisation of intangible assets		
— Goodwill (included in general and administrative expenses)	116,424	87,257
— Intangible assets other than goodwill	13,434	10,642

5. **Finance Costs**

	2004 HK$'000	2003 HK$'000
Interest on finance leases	1,644	2,379
Interest on bank loans and other loans wholly repayable within five years	260,175	205,182
Interest on other loans not wholly repayable within five years	6,113	6,599
Financing charges	27,532	12,063
	295,464	226,223
Less: Amounts capitalised	—	(762)
	295,464	225,461

The calculation of the basic and diluted earnings per share is based on the following data:

	2004	2003
Earnings		
Profit attributable to shareholders for the purpose of calculating basic earnings per share	1,603,249	1,455,177
Interest saving on exercise of convertible bonds	73,066	70,484
Profit attributable to shareholders for the purpose of calculating diluted earnings per share	1,676,315	1,525,661

	2004	2003
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,104,438,057	2,082,171,453
Effect of dilutive potential ordinary shares:		
— Share options	39,769,143	12,896,662
— Convertible bonds	119,595,400	119,595,400
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,263,802,600	2,214,663,515

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in force prior to 31 March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under the transitional arrangement, will be published on the website of the Stock Exchange in due course.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Petroleum and Chemical Distribution

Turnover of the petroleum and chemical distribution division for 2004 was HK$18,680.9 million, an increase of 48.7% over 2003. Attributable profit of the division for 2004 rose by 23.7% to HK$524.5 million. Excluding a gain of HK$240.5 million from the disposal of its 30% interest in Qingdao Qirun Petrochemical Co., Ltd. ("Qingdao Qirun"), an associated company of the Group in 2004 and the sharing of a gain from the disposal of our interest in the aviation fuel facility at the Hong Kong International Airport in 2003, attributable profit for 2004 would have increased by 18.8% over 2003.

The international oil prices surged considerably during the year and have been hovering around USD55 a barrel by mid October. Although prices were slightly adjusted in the last quarter of the year, oil prices remained at relatively high level as compared to 2003, which also translated to unprecedented high prices of petroleum and chemical products. Despite the severely difficult operating environment during the year, the overall gross margins could still be maintained.

Turnover growth was boosted by both volume increase and surge in oil prices. The sales volume increase was attributable to the aviation fuel supply contracts secured in early 2004. The growth in sales volume helped compensate the decline in gross margin caused by the escalation of world oil prices. The chemical operation, benefited from a less competitive domestic environment in the Chinese Mainland and a 9.1% sales volume growth in the third quarter of the year, resulted in substantial improvement in net profit for 2004. The piped gas operation in Suzhou also reported satisfactory net profit contribution for the year.

The division implemented its plan to divest its non-core investment assets in order to re-channel the resources to capture investment opportunities in piped gas industry, which proved to have great potential for growth in the Chinese Mainland. In October 2004, the successful acquisition of a 36% stake in Chengdu City Gas Co. Ltd further consolidated the Group's market presence in the piped gas industry in the Chinese Mainland. This favourably positions the Group for stronger growth potential in the long run. In November 2004, the Group entered into an agreement to dispose of 30% equity interest in its 40.5% owned associated company, Qingdao Qirun, which owns and operates some oil storage facilities in Qingdao, at a consideration of RMB355.56 million. The remaining 10.5% equity in Qingdao Qirun was also subsequently disposed in Jan 2005 at a consideration of RMB124.4 million.

With our experience in the Suzhou and Chengdu piped gas investments, and in anticipation of the growing demand for petroleum and chemical products that come from the continuous economic growth in the Mainland market, the Group will prudently look for business expansion opportunities in gas fuel and other downstream chemical products in the Chinese Mainland, while sustaining margins within our target levels.

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

For 2004, our retail division reported an encouraging improvement in both turnover and profitability. Turnover of the Group's retail division was HK$13,898.1 million, a 41.4% increase over 2003. Attributable profit was HK$83.0 million, against a loss of HK$98.8 million in 2003.

Despite the macro-economic control measures, China's GDP grew 9.5% in 2004. On the back of improvement over living standard, especially in the urban and sub-urban regions, favourable demographics and strong domestic demand will continue to drive robust growth in the retail industry.

Economic recovery in Hong Kong greatly improved the retail market environment in 2004. Flourishing tourism driven by the Individual Travel Scheme continues to benefit the retail sector. It is anticipated that the economy will continue to revive as tourism will be fuelled by the opening of a theme park on the Lantau Island in the third quarter of 2005.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for 2004 was HK$11,941.5 million, an increase of 51.5% over last year. Attributable profit for 2004 was HK$23.7 million, recovered from a loss of HK$106.5 million in 2003.

The Group currently operates its supermarket business through three groups of subsidiaries, namely, 華潤萬家有限公司 China Resources Vanguard Co. Ltd., 蘇果超市有限公司 Suguo Supermarket Co., Ltd ("Suguo") and China Resources Vanguard (Hong Kong) Company Limited (formerly known as China Resources Supermarket (Hong Kong) Company Limited). By the end of 2004, the Group operated a total of approximately 1,800 stores in Hong Kong and the Chinese Mainland, of which 45% are self-operated while the rest are franchised stores.

The substantial increase in turnover for the year ended 31 December 2004 was mainly attributable to the consolidation of turnover of Suguo, the recovery of hypermarket sales from the outbreak of SARS in 2003, together with the sales contributed by the newly opened stores and the logistics operations.

For 2004, the supermarket and logistics business reduced its net loss with consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") amounted to HK$402.4 million, a significant improvement by 310.0% over 2003.

2004 saw a substantial improvement of the Chinese Mainland operation. Moreover, the 25.1% increase in payments from suppliers, including incentives, store display and promotion income helped improve the operating result.

The Northern China operation reported a turnover increase of 11.8% while net loss reduced by 59.9% for 2004 as a result of stringent cost controls in place and increase in payments from suppliers through better price negotiation.



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

The Eastern China operation, including Suguo, was particularly well performed in 2004. An encouraging same store growth of 13.5% on average was recorded. Benefited from competitive pricing strategies, optimal merchandise composition, broad variety of consumer products adapted to local preferences, coupled with the increase in scale of operation, the Eastern China operation reported a satisfactory growth in both turnover and net profit for the year.

In the Southern China, the efforts made in restructuring merchandise composition and closing of inefficient stores improved the operating result, with net loss reduced by 25.3% in 2004. As part of the business development strategies, there was expenditure incurred during the last quarter of 2004 for business promotions and new conceptual design of store formats, such as LifeStyle, which is expected to generate new income streams from more diversified customer groups in future.

The Hong Kong operation reported a 12.6% increase in turnover and substantial improvement in net profit of 120.4% for 2004. With the economic rebound in Hong Kong, there was growing demand for warehouse space, which therefore benefited our logistics business for 2004.

In order to centralize the management functions, reduce administrative expenses, promote management by store format and strengthen its position with its suppliers of the supermarket and logistics operation, the Group entered into an agreement with its parent companies for the acquisition of the remaining 35% interest in CR Vanguard and an additional 11.5% equity interest in Suguo in December 2004. Total consideration amounted to HK$660.3 million, which is to be satisfied by the issue of 57,971,905 new shares of the Company. With the approval of the Ministry of Commerce of the People's Republic of China in March 2005, CR Vanguard will become the wholly owned subsidiary of the Group and Suguo will be 85% owned upon completion of the acquisition.

The expanded geographical spread and the associated cost benefits will allow the Group to substantially benefit from centralised procurement, improve productivity of the supply and logistics chain as well as synergies among multiple store formats. All these will further improve the overall profitability and strengthen our market leadership in the most affluent regions in the Chinese Mainland.

Brand-fashion distribution

Turnover of the brand-fashion distribution segment for 2004 rose by 13.0% to HK$1,140.7 million. Attributable profit of the segment for 2004 amounted to HK$31.0 million, as compared to a net loss of HK$18.9 million in 2003.

By the end of December 2004, the Group distributed 10 international brands through approximately 700 self-operated and franchised stores at designated cities in the Chinese Mainland.

The sales improvement for the year was mainly driven by the increase in sales of "Esprit" brand, which was attributable to the turnover growth from the wholesale business, effective marketing promotion as well as the increase in number of self-operated stores.

As the "CK Jeans" business has evolved to a more developed stage in 2004, operation focus was primarily on the management of franchised stores and marked improvement in its brand performance was recorded this year. The turnover of franchised stores increased by 92.8% with operating costs and capital expenditure substantially reduced. Turnover contribution from the "Dunhill" brand for the year was also satisfactory due to a notable increase of 84.9% in the franchise business.

The Group will continue to strengthen its distribution network, improve operating cost efficiency and enhance the overall profitability of its portfolio of brands to capitalize on the expansion opportunities that may arise from the rapid economic growth of the Chinese Mainland.

Other retail stores

Turnover of other retail stores segment for 2004 was HK$816.0 million, a decrease of 13.0% over last year. Attributable profit of the segment for 2004 was HK$28.3 million, representing an increase of 5.8% over last year.

By the end of December 2004, the Group's other retail chain stores in Hong Kong consisted of 5 Chinese Arts & Crafts Stores 中藝, 1 CRC Department Stores 華潤百貨 and 31 CR Care Stores 華潤堂.

Overall decline in turnover was primarily due to the successive closure of stores in Mongkok and Hennessy Road respectively in 2003 and 2004. Improvement in overall operating margins due to local economic recovery and product mix enhancement helped improve the profitability of the segment. Strenuous efforts in brand promotion and sales mix management sustained margin growth of Chinese Arts & Crafts Stores 中藝 operations during the year.

The closure of stores in Mongkok and Hennessy Road respectively in 2003 and 2004 and increased operating expenses due to opening of new stores have collectively brought down the profitability of CR Care Stores 華潤堂 operation in 2004.

With the continued improvement in local consumption expenditure and the rising number of inbound visitors to Hong Kong, retail sales growth prospects are encouraging. The anticipated completion of the theme park on the Lantau Island in the third quarter of 2005 will further boost the overall retail sales.

Beer consumption is expected to rise with the increase in individuals' income levels in China, which is expected to drive further growth of the beverage division. Apart from acquisition, the Group will continue to emphasize on operational excellence, brand development and expansion of market coverage in the Chinese Mainland.

Textile

Turnover of the textile division for 2004 was HK$3,851.0 million, representing an increase of 20.3% over 2003. Attributable profit for 2004 was HK$6.5 million, compared to an attributable profit of HK$165.9 million in 2003.

The increase in turnover was mainly due to the acquisition of interests in two sizable textile companies, namely, 80% equity interest in 咸陽華潤紡織有限公司 Xianyang China Resources Textiles Co., Ltd. and 100% equity interest in 陝西華潤印染有限公司 Shanxi China Resources Printing & Dyeing Co., Ltd. in the last quarter and a general increase in product selling prices during 2004.

Aligned with the market demand, there was a gradual change in product sales mix to the higher margin yarn. However, the fluctuations of cotton price, which was exceptionally high in the first half, but substantially decreased in the second half of the year, greatly affected the operating results as a whole. With the high cotton costs in the inventory, the gross profit margin was lowered. The decrease in profitability was partially offset by a gain arising from the factory relocation during 2004.

Exacerbated by the higher transportation and storage costs, depreciation charges associated with the implementation of a technology upgrade program, one-off severance payments as a result of changes in work practices from four to three shifts introduced under a productivity improvement initiative, the overall operating profit of 2004 was lower. However, the labour cost is anticipated to reduce as a result of shift pattern changes and will improve the overall operating result in the coming future.

With an anticipated increase in supply, cotton prices are expected to remain at reasonable levels. The Group is confident that enhanced production efficiency and product quality resulted from the technology upgrade will improve its competitiveness. With China now being one of the major garment exporting countries in the world, the Group is cautiously optimistic regarding the removal of the global textile quota starting from 1 January 2005.

Property

The property division, which mainly comprise the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for 2004 of HK$307.0 million and HK$311.5 million respectively, representing a corresponding increase of 9.7% and 11.8% over 2003.

The improvement of the local economic fundamentals continued to boost the retail property market sentiment during 2004. An overall increase of 13.5% in rental income of retail properties in 2004 was mainly driven by the rental increase from Argyle Centre upon renovation completed in September 2003; a general rental rise in 2004 upon tenancy renewal; and recovery of rental concessions granted during SARS in 2003. Average occupancy rate of industrial premises also remained high at 90.0%. The Group's investment properties continued to generate stable rental income streams.

The buoyant market sentiment also benefited the Group's portfolio value of investment properties which gave rise to a HK$995.0 million revaluation surplus, of which a write-back of provision of approximately HK$41.0 million was made to the profit and loss account for 2004.

The renovation of the Group's retail property at Hennessy Road, Wanchai, which was previously occupied by a CRC Department Store 華潤百貨, commenced in early June 2004 and is expected to complete in the second half of 2005. This will enhance the earning potential of the retail property.

Looking ahead, owing to the limited supply of retail properties, particularly in the traditional shopping districts, the investment property values in prime locations can be maintained. This will also help secure the Group's average rental in the retail sector at satisfactory levels.

The Group will continue to leverage on the existing resources and expertise to facilitate the retail-led supermarket business growth. Non-core investment assets in the industrial and office sectors are in consideration for divesture and proceeds will be applied to new business opportunities in selected markets of the Chinese Mainland that offer stable returns with manageable risks.

Investments and Others

Attributable profit for 2004 amounted to HK$319.8 million. (2003: HK$367.6 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited. In Hong Kong, Hongkong International Terminals reported growth

Dunhill" brand for the year was also satisfactory due to a notable increase of 84.9% in the franchise business.

ıe Group will continue to strengthen its distribution network, improve operating cost efficiency and enhance the overall ofitability of its portfolio of brands to capitalize on the expansion opportunities that may arise from the rapid economic owth of the Chinese Mainland.

her retail stores

ırnover of other retail stores segment for 2004 was HK$816.0 million, a decrease of 13.0% over last year. Attributable profit the segment for 2004 was HK$28.3 million, representing an increase of 5.8% over last year.

the end of December 2004, the Group's other retail chain stores in Hong Kong consisted of 5 Chinese Arts & Crafts Stores 藝, 1 CRC Department Stores 華潤百貨 and 31 CR Care Stores 華潤堂.

verall decline in turnover was primarily due to the successive closure of stores in Mongkok and Hennessy Road respectively 2003 and 2004. Improvement in overall operating margins due to local economic recovery and product mix enhancement lped improve the profitability of the segment. Strenuous efforts in brand promotion and sales mix management sustained argin growth of Chinese Arts & Crafts Stores 中藝 operations during the year.

ıe closure of stores in Mongkok and Hennessy Road respectively in 2003 and 2004 and increased operating expenses due to ening of new stores have collectively brought down the profitability of CR Care Stores 華潤堂 operation in 2004.

ith the continued improvement in local consumption expenditure and the rising number of inbound visitors to Hong Kong, tail sales growth prospects are encouraging. The anticipated completion of the theme park on the Lantau Island in the third arter of 2005 will further boost the overall retail sales.

od Processing and Distribution

ıe food processing and distribution division reported turnover and attributable profit for 2004 of HK$5,434.0 million and K$396.2 million respectively, a respective increase of 13.2% and 16.6% over 2003. The increase in attributable profit was ainly due to the recognition of deemed disposal profits from the dilution of our interests in two associated companies, Hunan ew Wellfull Co., Ltd. and Fortune Ng Fung Food (Hebei) Co., Ltd. upon the successful listing of their shares on the *Shanghai* ock Exchange in June and July 2004 respectively.

creasing demand for branded food owing to rising health awareness of Hong Kong citizens, effective promotion of high ality fresh meat under the 五豐 brand name, coupled with a broadened customer base and product mix for frozen food stribution contributed to the sales volume growth of the foodstuff distribution operation. Through effective negotiation with ppliers, the operation has ensured stable supply of livestock to Hong Kong throughout the year. As a result, the foodstuff stribution operation sustained satisfactory profit contribution despite soaring prices of livestock from the Chinese Mainland at led to a decline in the margins.

espite the high fuel costs due to the surging oil prices during the year, marine fishing and aquatic products processing eration reported an increase in net profit growth of 20.1% for the year. Continuous efforts in exploring more high quality hing grounds, enhancing catching capability of the fishing fleet, improvement of sales network and selling more high-end hes as well as aquatic products proved to be effective in improving profitability.

ıcked by its track record and the competitive advantage of food distribution in Hong Kong, the Group has stepped up its vestments in the Chinese Mainland meat market as planned. The acquisition of a 70% interest in Shenzhen General Food orporation, a vertically integrated enterprise of livestock-raising, slaughtering, meat products processing and poultry holesaling, was completed in July 2004. The construction of a meat processing centre in Shanghai is progressing on schedule. ıe Group will utilise its investments in the Shenzhen and Shanghai projects to enter branded food distribution in the Chinese ainland, through appropriate food product enrichment together with integrated distribution networks and brand building.

verage

ıe beverage division reported a turnover and attributable profit for 2004 of HK$5,079.4 million and HK$113.0 million spectively, representing a corresponding increase of 28.6% and 15.1% over 2003.

ıe increase in turnover and profitability of the operation was mainly driven by the growth in sales volume of beer by 23.8% approximately 3.1 million kilolitres, of which the organic growth in the sales volume of beer from existing breweries, ounted to 11.2%.

2004, raw material costs rose significantly particularly during the second half of the year. This was already lower than the arket average price changes as the Group management secured steady barley supplies at negotiated fixed prices by switching rchases from direct import to term contracts with a major Chinese Mainland supplier. The higher energy costs and the newly plemented truck loading restrictions effective since June 2004 also led to an increase in production and delivery costs. owever, with a net price rise of 3.4% on average and changes in product mix during the year, the overall gross margin per olitre can still be sustained.

rsistent efforts in promoting our national brand "Snow" improved the sales volume for the year by 37%, approximately 7,000 kilolitres, compared with approximately 654,000 kilolitres in 2003.

e newly acquired breweries in Zhejiang, Anhui, which span our significant market presence across the Central and Eastern ina respectively, reported satisfactory net profit contribution for 2004. The acquisition of the Chinese brewery interests of on Nathan Limited was completed in October 2004. This strategic move will consolidate the Group's market presence in stern and Central China and strengthen the national distribution network of "Snow" through potential synergies in arketing, procurement and logistics. The Group also concluded in December 2004 the acquisition of a small brewery in mdo, Tibet.

the end of 2004, the Group operated a total of 37 breweries with an annual production capacity of approximately 5.5 llion kilolitres.

The buoyant market sentiment also benefited the Group's portfolio value of investment properties which gave HK$995.0 million revaluation surplus, of which a write-back of provision of approximately HK$41.0 million was m profit and loss account for 2004.

The renovation of the Group's retail property at Hennessy Road, Wanchai, which was previously occupied by a CRC Department Store 華潤百貨, commenced in early June 2004 and is expected to complete in the second half of 2005. This will enhance the earning potential of the retail property.

Looking ahead, owing to the limited supply of retail properties, particularly in the traditional shopping districts, the investment property values in prime locations can be maintained. This will also help secure the Group's average rental in the retail sector at satisfactory levels.

The Group will continue to leverage on the existing resources and expertise to facilitate the retail-led supermarket business growth. Non-core investment assets in the industrial and office sectors are in consideration for divesture and proceeds will be applied to new business opportunities in selected markets of the Chinese Mainland that offer stable returns with manageable risks.

Investments and Others

Attributable profit for 2004 amounted to HK$319.8 million. (2003: HK$367.6 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited. In Hong Kong, Hongkong International Terminals reported growth of 18% in throughput and 4% in EBIT, compared to that of last year. Yantian port reported throughput growth of 19% and EBIT growth of 20%, reflecting new capacity from Phase III's four berths which were completed in September 2004.

CAPITAL AND FUNDING

To maximize surplus cash for internal funding while enhancing liquidity and yield, the Group operates under a centralized system of *treasury management. As at 31 December 2004, the Group's consolidated cash and cash equivalents amounted to* HK$4,798.6 million. The Group's borrowings as at 31 December 2004 were HK$9,779.2 million with HK$2,982.0 million repayable within 1 year, HK$6,704.2 million repayable within 2 to 5 years and HK$93.0 million repayable after 5 years. Committed borrowing facilities available to the Group were fully utilized as at 31 December 2004. Except for the US$230 million convertible guaranteed bonds, due for maturity in May 2006, all the borrowings are subject to floating rates.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 24.2% (2003: 16.5%). The increase in gearing was largely attributable to capital investments during the year.

The Group's principal assets, liabilities, revenue and payments are denominated in US dollars, Hong Kong dollars and Renminbi. As at 31 December 2004, 40% of the Group's cash deposit balances was held in US dollars, 28% in Renminbi and 30% in Hong Kong dollars; whereas 36% of the Group's borrowings was denominated in US dollars and 30% in Renminbi with the remainder in Hong Kong dollars. Moreover, to mitigate the foreign currency and interest rates exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

CAPITAL EXPENDITURE

The Group spent HK$4,989.1 million on capital expenditure during the year 2004. Additions to fixed assets amounted to HK$2,461.2 million. The Group incurred HK$2,527.9 million for new acquisitions in food, textile and beverage, as part of our retail-led distribution strategy. Capital expenditure was primarily financed by internally generated funds from operations and bank borrowings.

PLEDGE OF ASSETS

As at 31 December 2004, fixed assets with net book value of HK$799.3 million (2003: HK$357.8 million) were pledged for short-term loans in the sum of HK$523.2 million (2003: pledged for short term loans of HK$256.7 million) and long term loans in the sum of HK$72.2 million (2003: pledged for long term loans of HK$56.4 million)

CONTINGENT LIABILITIES

The Group does not have any material contingent liabilities as at 31 December 2004.

EMPLOYEES

As at 31 December 2004, the Group excluding its associated companies, employed approximately 84,000 people, of which approximately 97% were employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with various incentive schemes to attract, retain and motivate good employees. In particular, share option has been used as a longer term incentive to align interests of employees to those of shareholders.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 8 April 2005

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Mr. Li Ka Cheung, Eric.



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code : 291)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 2 June 2005 at 3:30 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.

2. To declare a final dividend.

3. To re-elect retiring Directors and to fix the fees for all Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT subject to the passing of the resolution as proposed under items nos.5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no.6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no.5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT the existing articles of association of the Company be and is hereby amended by deleting the existing article 108 and article 110 in their entirety and substituting therefor the following new articles:

108. Meetings of the Directors and of any committee of the Directors may be held from time to time in any part of the world as may be convenient. A Director shall be deemed to be present at a meeting of the Directors or any committee if he participates by telephone or other electronic means provided that all Directors participating in such meeting can hear each other at the same time.

110. At each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation and shall be eligible for re-election, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A Director retiring at a meeting as aforesaid shall remain in office until the conclusion of that meeting."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 21 April 2005

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. With regard to item no.2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.16 per ordinary share payable on or about 17 June 2005. The register of members of the Company will be closed from Monday, 30 May 2005 to Thursday, 2 June 2005, both days inclusive, during which period no transfer of shares will

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

.... being applicable to the Company).

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT *subject to the passing of the resolution as proposed under* items nos.5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no.6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no.5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT the existing articles of association of the Company be and is hereby amended by deleting the existing article 108 and article 110 in their entirety and substituting therefor the following new articles:

108. Meetings of the Directors and of any committee of the Directors may be held from time to time in any part of the world as may be convenient. A Director shall be deemed to be present at a meeting of the Directors or any committee if he participates by telephone or other electronic means provided that all Directors participating in such meeting can hear each other at the same time.

110. At each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation and shall be eligible for re-election, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A Director retiring at a meeting as aforesaid shall remain in office until the conclusion of that meeting."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 21 April 2005

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. With regard to item no.2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.16 per ordinary share payable on or about 17 June 2005. The register of members of the Company will be closed from Monday, 30 May 2005 to Thursday, 2 June 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 27 May 2005.

4. With regard to item no.3 in this notice, the Board of Directors of the Company proposes that four retiring Directors, namely Mr. LAU Pak Shing, Mr. WANG Qun, Mr. ZHONG Yi and Mr. XIE Shengxi, who shall be eligible for re-election, be re-elected as Directors of the Company. Details of these Directors are set out in the appendix II of the circular to shareholders dated 21 April 2005. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2005 shall be determined at HK$50,000 per annum for each executive and non-executive Director and HK$140,000 per annum for each independent non-executive Director, pro-rated, where appropriate, and payable in December, 2005.

As at the date of this notice, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him; the non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi; and the independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.



華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)


SEC MAIL PROCESSING SECTION
RECEIVED
5 2005
WASH. D.C. 202

(Stock Code: 291)

Proxy form for use at the Annual General Meeting of CHINA RESOURCES ENTERPRISE, LIMITED (the "Company") to be held at 3:30 p.m. on Thursday, 2 June 2005 and at any adjournment thereof.

I/We *(note1)* ____________________

of ____________________

being the registered holder(s) of ____________________ shares *(note 2)*

of HK$1.00 each in the capital of the Company, hereby appoint the Chairman of the meeting or *(note 3)* ____________________

of ____________________

or failing him ____________________

of ____________________

to act as my/our proxy at the Annual General Meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 2 June 2005 at 3:30 p.m. and at any adjournment thereof and to vote on my/our behalf as indicated below *(note 4)*.

		FOR *(note 4)*	AGAINST *(note 4)*	AT THE DISCRETION OF PROXY *(note 4)*	ABSTAIN *(note 4)*
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2004.				
2.	To declare a final dividend.				
3.	(a) To re-elect Mr. Lau Pak Shing as Director.				
	(b) To re-elect Mr. Wang Qun as Director.				
	(c) To re-elect Mr. Zhong Yi as Director.				
	(d) To re-elect Mr. Xie Shengxi as Director.				
	(e) To fix the fees for all Directors.				
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.				
5.	Ordinary Resolution in Item No. 5 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to repurchase shares of the Company)				
6.	Ordinary Resolution in Item No. 6 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to issue new shares of the Company)				
7.	Ordinary Resolution in Item No. 7 of the Notice of Annual General Meeting. (To extend the general mandate to be given to the Directors to issue shares)				
8.	Special Resolution in Item No. 8 of the Notice of Annual General Meeting. (To amend the existing articles of association of the Company)				

Dated this ____________________ Shareholder's signature ____________________ *(note 5)*

Notes:

1. *Full name(s) and address(es) to be inserted in* **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO ALLOW YOUR PROXY TO CAST HIS VOTES ON ANY RESOLUTION AT HIS DISCRETION, TICK THE BOX MARKED "AT THE DISCRETION OF PROXY" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK THE BOX MARKED "ABSTAIN" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any of the boxes for each item will entitle your proxy to cast his votes on the relevant resolution at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing or in the case of a corporation must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.



華潤創業有限公司
China Resources Enterprise, Limited

（根據公司條例在香港註冊成立）

（股份代號：291）

出席華潤創業有限公司（以下簡稱「本公司」）於二零零五年六月二日星期四下午三時三十分舉行之股東週年大會及其任何續會適用之代表委任表格

本人／吾等（附註一）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本公司股本中每股面值1.00港元股份共＿＿＿＿＿＿＿＿＿＿股（附註二）之登記持有人，

茲委任大會主席或（附註三）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

或如其未能出席，則委任＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本人／吾等之代表人，代表出席本公司於二零零五年六月二日星期四下午三時三十分假座香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會及其任何續會，並代表本人／吾等按如下所示投票。（附註四）

		贊成（附註四）	反對（附註四）	由代表決定（附註四）	棄權（附註四）
一、	省覽及考慮截至二零零四年十二月三十一日止年度經審核之財務報告與董事局及核數師報告。				
二、	宣佈派發末期股息。				
三、	(1) 重選劉百成先生為董事。				
	(2) 重選王群先生為董事。				
	(3) 重選鍾義先生為董事。				
	(4) 重選謝勝喜先生為董事。				
	(5) 釐定所有董事之袍金。				
四、	續聘核數師並授權董事局釐定其酬金。				
五、	列於股東週年大會通告內第五項之普通決議案（給與董事局購回本公司股份之一般授權）。				
六、	列於股東週年大會通告內第六項之普通決議案（給與董事局發行本公司股份之一般授權）。				
七、	列於股東週年大會通告內第七項之普通決議案（擴大董事局發行新股份之一般授權）。				
八、	列於股東週年大會通告內第八項之特別決議案（修訂現行公司組織章程細則）。				

日期：＿＿＿＿＿＿＿＿＿＿　　股東簽署：＿＿＿＿＿＿＿＿＿＿（附註五）

附註：

一、 請用正楷填上姓名及地址。

二、 請填上以　閣下名義登記每股面值1.00港元之股份數目。如未有填上股數，則本代表委任表格得被視為與全部以　閣下名義登記之本公司股份有關。

三、 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

四、 **注意：　閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「√」號。　閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「√」號。如　閣下擬准許代表可自行就任何決議案酌情投票，請在有關決議案之「由代表決定」欄內填上「√」號。如　閣下擬就任何決議案投棄權票，請在有關決議案之「棄權」欄內填上「√」號。**如在每一事項的任何空欄內並無填上任何指示，則　閣下之代表可自行就有關決議案酌情投票。

五、 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署。如股東為一家有限公司，則代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。

六、 倘屬聯名登記股份持有人，則任何一位該等人士均可親身或委派代表在任何大會上就該股份投票，猶如其為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人排名首位之出席者方有權就該等股份投票。

七、 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之副本，最遲須於大會舉行時間四十八小時前送達香港灣仔港灣道二十六號華潤大廈39樓本公司註冊辦事處，方為有效。

八、 受委代表毋須為本公司之股東，但須親自出席大會以代表　閣下。

九、 閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票而不受限制。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in China Resources Enterprise, Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.





華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code : 291)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENTS TO EXISTING ARTICLES OF ASSOCIATION AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

The notice convening the annual general meeting of China Resources Enterprise, Limited to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 2 June 2005 at 3:30 p.m. is set out on pages 10 to 13 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the annual general meeting. Completion of the proxy form and its return will not preclude you from attending and voting at the annual general meeting if you so wish.

Hong Kong, 21 April 2005

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 2 June 2005, at 3:30 p.m., notice of which is set out on pages 10 to 13 of this circular
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Companies Ordinance"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	18 April 2005, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the ordinary resolution to be passed as referred to in item no.5 of the notice of the Annual General Meeting
"Securities and Futures"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Ordinance Kong)
"Share(s)"	share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing of their own securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchases
"HK$"	Hong Kong dollar
"%"	per cent



華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code : 291)

Directors:
Executive Directors:
SONG Lin *(Chairman)*
CHEN Shulin *(Managing Director)*
QIAO Shibo *(Deputy Managing Director)*
YAN Biao *(Deputy Managing Director)*
KEUNG Chi Wang, Ralph *(Deputy Managing Director)*
LAU Pak Shing
WANG Qun
ZHONG Yi
KWONG Man Him

Non-executive Directors:
JIANG Wei
XIE Shengxi

Independent Non-executive Directors:
CHAN Po Fun, Peter
HOUANG Tai Ninh
LI Ka Cheung, Eric

Company Secretary:
LEE Yip Wah, Peter

Registered Office:
39th Floor,
China Resources Building,
26 Harbour Road,
Wanchai,
Hong Kong

Hong Kong, 21 April 2005

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENTS TO EXISTING ARTICLES OF ASSOCIATION AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 2 June 2004, a general mandate was given to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. It is therefore proposed to seek your

approval of the Repurchase Resolution at the Annual General Meeting to give a fresh general mandate to the Directors to exercise the powers of the Company to repurchase Shares. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I of this circular.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution (i.e. not exceeding 427,716,843 Shares based on the issued share capital of the Company of 2,138,584,215 Shares as at the Latest Practicable Date and assuming that such issued share capital remains the same at the date of passing the resolution) and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

AMENDMENTS TO EXISTING ARTICLES OF ASSOCIATION

In addition, your attention is drawn to the special resolution to be proposed at the Annual General Meeting to approve certain amendments to the existing articles of association of the Company.

The Stock Exchange has announced certain amendments to the Listing Rules which, subject to certain transitional arrangements, came into effect on 1 January 2005.

In the circumstances, in order to bring the articles of association of the Company in line with the Listing Rules, the Directors propose to the Shareholders to approve a special resolution at the Annual General Meeting to amend the existing article 110 of the articles of association of the Company requiring every Director to retire by rotation at least once every three years. Besides, existing article 108 of the articles of association of the Company shall be amended to allow Directors to participate in meetings of the Directors or any committee by telephone or other electronic means.

RE-ELECTION OF RETIRING DIRECTORS

As at the Latest Practicable Date, the executive Directors of the Company are Mr. SONG Lin, Mr. CHEN Shulin, Mr. QIAO Shibo, Mr. YAN Biao, Mr. KEUNG Chi Wang, Ralph, Mr. LAU Pak Shing, Mr. WANG Qun, Mr. ZHONG Yi and Mr. KWONG Man Him; the non-executive Directors of the Company are Mr. JIANG Wei and Mr. XIE Shengxi and the independent non-executive Directors of the Company are Dr. CHAN Po Fun, Peter, Mr. HOUANG Tai Ninh and Dr. LI Ka Cheung, Eric.

Pursuant to article 110 of the articles of association of the Company, Mr. LAU Pak Shing, Mr. WANG Qun, Mr. ZHONG Yi and Mr. XIE Shengxi shall retire from office at the Annual General Meeting and offer themselves for re-election. Details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II of this circular.

ANNUAL GENERAL MEETING

Set out on pages 10 to 13 of this circular is the notice convening the Annual General Meeting.

At the Annual General Meeting, resolutions will be proposed to the shareholders in respect of ordinary business to be considered at the Annual General Meeting, including re-election of retiring Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the Repurchase Proposal, the general mandate for Directors to issue new Shares and the extension of the general mandate to issue new Shares and the Special Resolution proposed to approve the amendments to the existing articles of association of the Company.

ACTION TO BE TAKEN

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the meeting if you so wish.

RIGHT TO DEMAND A POLL

Pursuant to article 60 of the articles of association of the Company, at the Annual General Meeting, resolutions put to the vote of the meeting shall be decided on a show of hands, unless a poll is taken as may from time to time be required under the Listing Rules and/or any other applicable laws and regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman; or

(b) not less than five shareholders present in person or by proxy and having the right to vote at the meeting; or

(c) a shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) a shareholder or shareholders present in person or by proxy holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors believe that the Repurchase Proposal, the proposed general mandate for Directors to issue new Shares, the proposed extension of the general mandate to issue new Shares, the proposed amendments to the existing articles of association of the Company and the proposed re-election of retiring Directors are all in the best interest of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
SONG Lin
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum as required under Section 49BA(3)(b) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,138,584,215 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 213,858,421 Shares representing not more than 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2004 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
April 2004	10.70	8.90
May 2004	10.10	8.10
June 2004	10.10	8.70
July 2004	9.95	9.00
August 2004	10.40	9.30
September 2004	10.60	9.70
October 2004	11.30	10.20
November 2004	11.90	10.75
December 2004	12.20	11.15
January 2005	12.30	11.00
February 2005	11.55	10.85
March 2005	11.25	10.40
April 2005 (up to the Latest Practicable Date)	11.15	10.55

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, China Resources National Corporation, the ultimate holding company of the Company, is interested in 1,169,245,822 Shares (representing approximately 54.67% of the total issued share capital of the Company as at the Latest Practicable Date). In the event that the Directors exercise in full the power to repurchase Shares under the Repurchase Proposal, then (if

the present shareholdings remains the same) the attributable interest of China Resources National Corporation would be increased to approximately 60.75% of the issued share capital of the Company.

The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. In the event that the Repurchase Proposal is exercise in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the four Directors proposed to be re-elected at the Annual General Meeting to be held on 2 June 2005:

Mr. LAU Pak Shing

Mr. LAU Pak Shing, aged 55, has been an Executive Director of the Company since 1997. He is a director of a number of subsidiaries of the Company and is an Executive Director of China Resources Land Limited, a fellow subsidiary of the Company which shares are listed on the Stock Exchange. Mr. LAU graduated from the Hong Kong Baptist University and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. Mr. LAU has over 28 years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses. Mr. LAU represented the Executive Committee of Hong Kong Cold Storage Merchants Association Limited as Chairman for many years. He is currently in charge of the Group's Hong Kong property and logistics business. Mr. LAU joined the Group in January 1994. Save as disclosed above, Mr. LAU did not hold any directorship in other listed public companies in the last three years or any other executive position with the Company or other members of the Group.

Mr. LAU has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to Article 110 of the Articles of Association of the Company. Save as disclosed above, Mr. LAU is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. LAU has personal interest in share options to subscribe for 2,500,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. LAU has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election.

Mr. WANG Qun

Mr. WANG Qun, aged 48, was appointed an Executive Director of the Company in January 2000. He is a director of a number of subsidiaries of the Company and is a Director of China Resources (Holdings) Company Limited, the immediate holding company of the Company as well as an Executive Director of China Resources Snow Breweries Limited, a non-wholly owned subsidiary of the Company. Currently, Mr. WANG is responsible for the entire operation of the Group's brewery business. Mr. WANG has a Bachelor of Finance degree from the People's University of China. He has previously worked in the China National Economic Committee and held key management position in a Shenzhen based conglomerate in China. Mr. WANG joined the Group in 1994. Save as disclosed above, Mr. WANG did not hold any directorship in other listed public companies in the last three years or any other executive position with the Company or other members of the Group.

Mr. WANG has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to Article 110 of the Articles of Association of the Company. Save as disclosed above, Mr. WANG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. WANG has personal interest in 40,000 Shares and share options to subscribe for 800,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. WANG has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election.

Mr. ZHONG Yi

Mr. ZHONG Yi, aged 40, was appointed an Executive Director of the Company in June 2000. He is a director of a number of subsidiaries of the Company and is an Executive Director of China Resources Land Limited, a fellow subsidiary of the Company, and is employed by China Resources (Holdings) Company Limited, the immediate holding company of the Company and China Resources National Corporation, the ultimate holding company of the Company. Mr. ZHONG holds a Bachelor of Engineering degree from the China Sichuan University, a Master of Economics degree from the People's University of China and a MBA degree from the University of San Francisco in the United States. Mr. ZHONG joined the Company in July 1996. Save as disclosed above, Mr. ZHONG did not hold any directorship in other listed public companies in the last three years or any other executive position with the Company or other members of the Group.

Mr. ZHONG has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to Article 110 of the Articles of Association of the Company. Save as disclosed above, Mr. ZHONG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. ZHONG has personal interest in 420,000 Shares and share options to subscribe for 1,100,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. ZHONG has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election.

Mr. XIE Shengxi

Mr. XIE Shengxi, aged 43, has been a Director of the Company since August 2001. He is also a Director of China Resources (Holdings) Company Limited, the immediate holding company of the Company. Mr. XIE graduated with a Bachelor's degree in Economics from Shanxi University of Finance and Economics, an MBA degree from the University of South Australia. He is also a qualified accountant in China. Mr. XIE has extensive experience in internal audit and financial management. Save as disclosed above, Mr. XIE did not hold any directorship in other listed public companies in the last three years or any other executive position with the Company or other members of the Group.

Mr. XIE has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to Article 110 of the Articles of Association of the Company. Save as disclosed above, Mr. XIE is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. XIE has personal interest in share options to subscribe for 380,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. XIE has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election.



華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code : 291)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 2 June 2005 at 3:30 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.

2. To declare a final dividend.

3. To re-elect retiring Directors and to fix the fees for all Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of the resolution as proposed under items nos.5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no.6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no.5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"**THAT** the existing articles of association of the Company be and is hereby amended by deleting the existing article 108 and article 110 in their entirety and substituting therefor the following new articles:

108. Meetings of the Directors and of any committee of the Directors may be held from time to time in any part of the world as may be convenient. A Director shall be deemed to be present at a meeting of the Directors or any committee if he participates by telephone or other electronic means provided that all Directors participating in such meeting can hear each other at the same time.

110. At each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation and shall be eligible for re-election, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A Director retiring at a meeting as aforesaid shall remain in office until the conclusion of that meeting."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 21 April 2005

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. With regard to item no.2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.16 per ordinary share payable on or about 17 June 2005. The register of members of the Company will be closed from Monday, 30 May 2005 to Thursday, 2 June 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 27 May 2005.

4. With regard to item no.3 in this notice, the Board of Directors of the Company proposes that four retiring Directors, namely Mr. LAU Pak Shing, Mr. WANG Qun, Mr. ZHONG Yi and Mr. XIE Shengxi, who shall be eligible for re-election, be re-elected as Directors of the Company. Details of these Directors are set out in the appendix II of the circular to shareholders dated 21 April 2005. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2005 shall be determined at HK$50,000 per annum for each executive and non-executive Director and HK$140,000 per annum for each independent non-executive Director, pro-rated, where appropriate, and payable in December, 2005.

附註：

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經公證人簽署證明之副本，須於大會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道26號華潤大廈39樓，方為有效。

3. 就本通告第2項而言，本公司董事局建議於二零零五年六月十七日或前後派發末期股息每股普通股港幣0.16元。本公司將於二零零五年五月三十日(星期一)至二零零五年月六月二日(星期四)(首尾兩天包括在內)暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息，務請將所有過戶文件連同有關之股票，於二零零五年五月二十七日(星期五)下午四時三十分前交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 就本通告第3項而言，本公司董事局擬建議重選四位合資格膺選連任之退任董事劉百成先生、王群先生、鍾義先生及謝勝喜先生為本公司之董事。有關該等董事之詳情，載於本公司二零零五年四月二十一日致股東的通函附錄二。本公司董事局向股東建議，截至二零零五年十二月三十一日止年度各執行董事及非執行董事之袍金為每年港幣50,000元，而各獨立非執行董事之袍金則為每年港幣140,000元，有關袍金將於二零零五年十二月支付(如適用時按比例支付)。

「供股」乃指本公司董事局於所定期間內根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之供股建議(惟本公司董事局有權就零碎股權或適用於本公司之香港以外任何地區之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排)。」

7. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

普通決議案

「**動議**待召開本大會之通告所載之第5及第6項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第5項之決議案之授權所購回本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第6項之決議案授予本公司董事局配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過於上述決議案獲通過之日本公司之已發行股本面值總額之10%。」

8. 作為特別事項，考慮並在認為適當時，通過下列決議案為特別決議案：

特別決議案

「**動議**修訂本公司現行公司組織章程細則，刪除細則第108條及第110條及以下列新細則取代：

108. 董事會會議及委員會會議可隨時於世界各地任何方便的地方舉行，倘若董事以電話或其他電子謀介方式參與將被視為已出席會議，但董事於出席該會議時須於同一時間彼此聽見。

110. 於每年股東週年大會上，三分之一(或如董事人數並非三之倍數，最接近但不少於三分之一之人數)當其時之董事須要輪流退任並有資格重選連任，惟每名董事(包括有指定任期的董事)應輪流退任，至少每三年一次。於上述大會上退任的董事將保留職務至大會結束時為止。」

承董事局命
秘書
李業華

香港，二零零五年四月二十一日

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

6. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

普通決議案

「**動議**：

(a) 在下文(c)段之規限下及遵照公司條例第57B條，一般及無條件批准本公司董事局於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中每股面值港幣1.00元之額外股份，以及作出或授出需要或可能需要行使該項權力之售股建議、協議及購股權（包括可兌換本公司股份之票據、認股權證及債券）；

(b) 上文(a)段所述之批准授權本公司董事局於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及期權（包括可兌換本公司股份之票據、認股權證及債券）；

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否依據期權或其他原因配發）及發行之股本面值總額（但不包括(i)供股（定義見下文）；(ii)依據任何當時經已採納可授予或發行本公司股份或購股權之購股權計劃或其他類似安排而發行股份；(iii)依據本公司任何認股權證或可轉換為本公司股份之證券之條款而行使認購權或換股權而發行股份；或(iv)依據本公司不時之公司組織章程細則就以股代息計劃發行股份）不得超過於本決議案通過當日本公司已發行股本面值總額之20%；上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及



華潤創業有限公司
China Resources Enterprise, Limited

(根據公司條例在香港註冊成立)

(股份代號：291)

股東週年大會通告

茲通告本公司謹訂於二零零五年六月二日(星期四)下午三時三十分，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以便處理下列事項：

1. 省覽及考慮截至二零零四年十二月三十一日止年度已審核之財務報告與董事局及核數師報告。

2. 宣佈派發末期股息。

3. 重選退任董事及釐定所有董事之袍金。

4. 續聘核數師及授權董事局釐定其酬金。

5. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

普通決議案

「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間(定義見下文)內，按照及受約於所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時修訂之規定，行使本公司所有權力於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所，購回本公司股本中每股面值港幣1.00元之股份；

(b) 根據上文(a)段之批准，本公司董事局獲授權可購回之本公司股份面值總額不得超過於本決議案獲通過當日本公司之已發行股本面值總額之10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

鍾義先生

鍾義先生，40歲，於二零零零年六月獲委任為本公司執行董事。彼為本公司若干附屬公司之董事及為本公司同集團附屬公司華潤置地有限公司之執行董事，並任職於本公司直接控股公司華潤（集團）有限公司及本公司最終控股公司中國華潤總公司。鍾先生持有中國四川大學工程學學士學位，中國人民大學經濟學碩士學位及美國舊金山大學工商管理碩士學位。鍾先生於一九九六年七月加入本集團。除上文所披露者外，鍾先生於過去三年內並無於其他上市公司擔任任何董事職務，亦無於本公司或集團內其他成員公司擔任任何行政職務。

鍾先生於本公司並無固定服務年期，但須根據本公司組織章程細則第110條之規定於股東週年大會輪流退任及重選。除上文所披露者外，鍾先生現時及以往並無本公司任何董事、高級管理層或主要或控股股東有任何關連。於最後實際可行日期，按證券及期貨條例第XV部之涵義，鍾先生個人擁有420,000股股份及可以認購本公司1,100,000股股份之購股權。

除上文所披露者外，鍾先生已確認並無任何有關彼之連任須知會股東的其他事宜。

謝勝喜先生

謝勝喜先生，43歲，於二零零一年八月獲委任為本公司董事。彼亦為本公司直接控股公司華潤（集團）有限公司之董事。謝先生持有中國山西財經大學經濟學學士及國立南澳洲大學工商管理碩士學位，並擁有中國會計師資格及多年會計和內部監制管理經驗。除上文所披露者外，謝先生於過去三年內並無於其他上市公司擔任任何董事職務，亦無於本公司或集團內其他成員公司擔任任何行政職務。

謝先生於本公司並無固定服務年期，但須根據本公司組織章程細則第110條之規定於股東週年大會輪流退任及重選。除上文所披露者外，謝先生現時及以往並無與本公司任何董事、高級管理層或主要或控股股東有任何關連。於最後實際可行日期，按證券及期貨條例第XV部之涵義，謝先生個人擁有可以認購本公司380,000股股份之購股權。

除上文所披露者外，謝先生已確認並無任何有關彼之連任須知會股東的其他事宜。

下文載列將於二零零五年六月二日舉行之股東週年大會上動議重選的四位董事之詳情：

劉百成先生

劉百成先生，55歲，於一九九七年獲委任為本公司執行董事。彼為本公司若干附屬公司之董事及為本公司同集團附屬公司華潤置地有限公司（其股份在聯交所上市）之執行董事。劉先生畢業於香港浸會大學，為特許公認會計師公會之資深會員及香港會計師公會之會員。劉先生具有逾二十八年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，劉先生曾擔任香港冷藏商會有限公司執行委員會之主席多年。劉先生目前主要負責本集團之香港地產及物流業務。劉先生於一九九四年一月加入本集團。除上文所披露者外，劉先生於過去三年內並無於其他上市公司擔任任何董事職務，亦無於本公司或集團內其他成員公司擔任任何行政職務。

劉先生於本公司並無固定服務年期，但須根據本公司組織章程細則第110條之規定於股東週年大會輪流退任及重選。除上文所披露者外，劉先生現時及以往並無與本公司任何董事、高級管理層或主要或控股股東有任何關連。於最後實際可行日期，按證券及期貨條例第XV部之涵義，劉先生個人擁有可以認購本公司2,500,000股股份之購股權。

除上文所披露者外，劉先生已確認並無任何有關彼之連任須知會股東的其他事宜。

王群先生

王群先生，48歲，於二零零零年一月獲委任為本公司執行董事。彼為本公司若干附屬公司之董事及為本公司直接控股公司華潤（集團）有限公司之董事及本公司非全資附屬公司華潤雪花啤酒有限公司之執行董事，主要負責本集團啤酒業務之全盤運作。王先生持有中國人民大學金融學學士學位。加入本集團前，彼曾任職於中國國家經濟委員會，並於一間深圳著名的綜合性企業擔任要職。王先生於一九九四年加入本集團。除上文所披露者外，王先生於過去三年內並無於其他上市公司擔任任何董事職務，亦無於本公司或集團內其他成員公司擔任任何行政職務。

王先生於本公司並無固定服務年期，但須根據本公司組織章程細則第110條之規定於股東週年大會輪流退任及重選。除上文所披露者外，王先生現時及以往並無與本公司任何董事、高級管理層或主要或控股股東有任何關連。於最後實際可行日期，按證券及期貨條例第XV部之涵義，王先生個人擁有40,000股股份及可以認購本公司800,000股股份之購股權。

除上文所披露者外，王先生已確認並無任何有關彼之連任須知會股東的其他事宜。

使權力購回股份，在現在持股情況保持不變下，中國華潤總公司於本公司之應佔權益將增至本公司已發行股本約60.75%。

董事會並無獲悉任何根據購回建議進行之任何購回將會導致產生根據收購守則之任何後果。倘全面行使購回建議，則公眾人士持有之股份數目將不少於25%。

7. 本公司購回股份

在最後實際可行日期前六個月，本公司並無在聯交所或其他地方購回任何股份。

4. 股份價格

在最後實際可行日期前十二個月，股份在聯交所買賣之每月最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	港元
二零零四年四月	10.70	8.90
二零零四年五月	10.10	8.10
二零零四年六月	10.10	8.70
二零零四年七月	9.95	9.00
二零零四年八月	10.40	9.30
二零零四年九月	10.60	9.70
二零零四年十月	11.30	10.20
二零零四年十一月	11.90	10.75
二零零四年十二月	12.20	11.15
二零零五年一月	12.30	11.00
二零零五年二月	11.55	10.85
二零零五年三月	11.25	10.40
二零零五年四月(直至最後實際可行日期)	11.15	10.55

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力購回股份時，只要有關規則及法例適用，彼等將根據該購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)彼等之聯繫人士有意於股東批准購回建議後出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士(按上市規則之定義)通知，表示彼等現擬在股東批准購回建議後出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，股東在本公司之投票權所佔權益比例增加，則就收購守則第32條而言，該項增加將作為一項收購處理。因此，一位股東或一致行動之多位股東會取得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制性收購建議。

於最後實際可行日期，本公司之最終控股公司中國華潤總公司持有1,169,245,822股股份(於最後實際可行日期佔本公司之已發行股本約54.67%)。倘董事會根據購回股份建議全面行

本附錄為說明文件，乃遵照股份購回規則而發出，旨在向　閣下提供所需資料，以供　閣下考慮有關批准本公司最多購回在購回決議案通過當日本公司已發行股本10%的股份之建議。

本附錄亦構成公司條例第49BA(3)(b)條所規定之備忘錄。

1. 股本

於最後實際可行日期，本公司之已發行股本為2,138,584,215股股份。

在購回決議案獲通過之規限下，並按在股東週年大會舉行前並無再發行或購回股份之基準，本公司根據購回建議將獲准購回最多213,858,421股股份，佔本公司於最後實際可行日期之已發行股本不超逾10%。

2. 購回之理由

董事會相信，購回建議乃符合本公司及其股東之最佳利益。視乎當時市場情況及資金安排而定，該項購回可提高本公司每股股份之資產淨值及／或盈利，並僅於董事會認為該項購回將有利於本公司及其股東時方會進行。

3. 用以購回之資金

本公司在購回股份時，僅可運用根據本公司之公司組織章程大綱及細則與香港公司法例可供合法作此用途之資金。公司法例規定，於購回股份時而償還之股本必須在公司法例准許下由本公司可供分派之溢利及／或用於購回股份而發行新股之款額支付。

倘在建議之購回期間內任何時間須全面實施購回建議，則可能會對本公司之營運資金或資本負債比率有不利影響(相對截至二零零四年十二月三十一日止年度年報內所載經審核賬目所披露之情況而言)。然而，董事會不擬行使購回建議購回股份以致董事會認為本公司宜不時具備之營運資金或資本負債比率因此而受到重大不利影響。

於股東週年大會上，將向股東提呈決議案，以於股東週年大會上考慮普通事項，包括重選退任董事，及於股東週年大會上考慮特別事項，即提呈普通決議案批准購回建議，授予董事一般授權發行新股份及擴大一般授權以發行新股份以及特別決議案批准修訂本公司組織章程細則。

須予採取之行動

隨附本通函有股東週年大會適用之代表委任表格。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。　閣下在填交代表委任表格後，屆時仍可親自出席會議及於會上投票。

要求投票表決之權利

根據本公司組織章程細則之細則第60條，於股東週年大會上提呈之決議案須以舉手方式決定，除非上市規則或任何其他適用法例、規則或規例不時規定須予表決或除非(於公佈舉手表決結果之時或之前)下列人士要求以投票表決方式：

(a) 主席；或

(b) 不少於五名親自出席或委派代表出席並有權於大會上投票的股東；或

(c) 親自出席或委派代表出席的任何一名或多於一名股東，佔全體有權在大會上表決的股東的總表決權不少於十分之一；或

(d) 親自出席或委派代表出席的任何一名或多於一名股東，持有授予在大會上表決權利的股份，而該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。

推薦建議

董事相信，購回授權、建議授予董事一般授權發行新股份、建議擴大一般授權以發行新股份、建議修訂本公司組織章程細則及建議重選退任董事事宜，皆符合本公司及其股東之最佳利益。故此，董事建議所有股東投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東　台照

主席
宋林
謹啟

香港，二零零五年四月二十一日

尋求 閣下批准重新給予董事會一般授權購回股份。本文件之附錄一載有根據股份購回規則之規定須提供有關購回建議所需資料之説明文件。

發行股份之一般授權

股東週年大會上將會提呈兩項普通決議案，分別向董事授出一般授權以配發、發行及處理不超過本公司於該項決議案通過當日已發行股本20%的股份(根據最後實際可行日期本公司之已發行股本2,138,584,215股計算及假設該已發行股本於決議案獲通過日期維持不變，即427,716,843股股份)，並在此項授予董事之一般授權當中，加上在授出一般授權以購回股份後，代表本公司所實際購回的股份面值總額之股份，惟該等購回股份以購回決議案通過日期之已發行股本10%為限。

修訂現行公司組織章程細則

此外， 閣下請注意於股東週年大會上將提呈特別決議案，批准本公司之現行組織章程細則所作出的若干修訂。

聯交所已宣佈，在特定過渡性安排之規限下，上市規則之若干修訂由二零零五年一月一日起生效。

於該情況下，為使本公司組織章程細則能配合上市規則，董事建議股東在股東週年大會上批准特別決議案，以修訂本公司組織章程細則之現行細則第110條，要求每名董事應輪流退任，至少每三年一次。此外，本公司組織章程細則之現行細則第108條將作出修訂，准許董事以電話或其他電子媒介方式參與董事會或委員會會議。

重選退任董事

於最後實際可行日期，本公司之執行董事包括宋林先生、陳樹林先生、喬世波先生、閻飈先生、姜智宏先生、劉百成先生、王群先生、鍾義先生及鄺文謙先生；本公司之非執行董事包括蔣偉先生及謝勝喜先生；及本公司之獨立非執行董事包括陳普芬博士、黃大寧先生及李家祥博士。

根據本公司組織章程細則第110條，劉百成先生、王群先生、鍾義先生及謝勝喜先生將於股東週年大會退任並提出膺選連任。建議於股東週年大會上膺選連任董事之詳情載於本通函附錄二。

股東週年大會

本通函第10頁至第13頁載有召開股東週年大會之通告。



華潤創業有限公司
China Resources Enterprise, Limited

（根據公司條例在香港註冊成立）

（股份代號：291）

董事：
執行董事：
宋林（主席）
陳樹林（董事總經理）
喬世波（副董事總經理）
閻飈（副董事總經理）
姜智宏（副董事總經理）
劉百成
王群
鍾義
鄺文謙

非執行董事：
蔣偉
謝勝喜

獨立非執行董事：
陳普芬
黃大寧
李家祥

公司秘書：
李業華

註冊辦事處：
香港
灣仔
港灣道26號
華潤大廈
39樓

敬啟者：

購回及發行股份之
一般授權
及
修訂現行公司組織章程細則
及
重選退任董事之建議
及
股東週年大會通告

購回股份之一般授權

本公司於二零零四年六月二日舉行之股東週年大會上授予本公司董事會購回本公司股份之一般授權，即將於股東週年大會結束時失效。因此，於股東週年大會上將提呈購回決議案，

釋 義

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零五年六月二日星期四下午三時三十分在香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會，大會通告載於本通函的第10頁至第13頁
「本公司」	指	華潤創業有限公司，根據公司條例於香港註冊成立之有限公司
「公司條例」	指	公司條例(香港法例第三十二章)
「董事」	指	本公司董事
「集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零五年四月十八日，即本文件付印前之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	向董事授出一般授權以行使本公司權力於購回決議案所載之期間購回本公司於購回決議案通過當日之已發行股本10%之股份之建議
「購回決議案」	指	股東週年大會通告第五項所指之普通決議案
「證券及期貨條例」	指	證券及期貨條例(香港法例第五百七十一章)
「股份」	指	本公司股本中每股面值港幣1.00元之股份
「股份購回規則」	指	上市規則當中有關監管該等以聯交所作為第一上市地位的公司在聯交所購回本身證券的規則
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則及股份購回守則
「港元」	指	港元
「%」	指	百分比

此乃要件　請即處理

閣下如對本通函任何部份或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之華潤創業有限公司股份全部**售出**，應立即將本通函連同隨附此通函之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。



華潤創業有限公司
China Resources Enterprise, Limited
（根據公司條例在香港註冊成立）

（股份代號：291）

購回及發行股份之
一般授權
及
修訂現行公司組織章程細則
及
重選退任董事之建議
及
股東週年大會通告

華潤創業有限公司（「本公司」）將於二零零五年六月二日星期四下午三時三十分在香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，股東週年大會通告載於本通函第10頁至第13頁。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票。

香港，二零零五年四月二十一日